SECURIT[barcode 03013238]ISSION

ANNUAL A...
FORM X-17A-5
PART III

RECEIVED
FEB 2 7 2003

SEC FILE NUMBER
8- 52590

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Partnervest Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5290 Overpass Road, Suite #132

(No. and Street)

Santa Barbara	CA	93111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth R. Hyman   (805) 692-0087

                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGowan Guntermann

(Name – if individual, state last, first, middle name)

509 E. Montecito Street	Santa Barbara	CA	93103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Kenneth R. Hyman** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Partnervest Securities, Inc.** , as of **December 31** , 20 **02** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
\Signature

President and CEO
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARTNERVEST SECURITIES, INC.

FINANCIAL STATEMENTS
December 31, 2002

INDEPENDENT AUDITOR'S REPORT TO THE
SECURITIES AND EXCHANGE COMMISSION

PARTNERVEST SECURITIES, INC.

December 31, 2002

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

509 E. Montecito Street 2nd Floor, Santa Barbara, CA 93103, (805) 962-9175, Fax: (805) 962-8925.
www.mcgowan.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Partnervest Securities, Inc.

We have audited the accompanying statement of financial condition of Partnervest Securities, Inc., (the Company) a wholly-owned subsidiary of Partnervest Financial Group LLC, as of December 31, 2002 and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partnervest Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGowan Guntermann

February 21, 2003

-1-

PARTNERVEST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$	76,638
Deposits with clearing organizations		25,000
Prepaid expenses		6,141
TOTAL ASSETS	$	107,779

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payable to brokers or dealers	$	1,339
Other accrued liabilities		1,316
Total Liabilities		2,655
Stockholder's Equity		
Common stock, $0.0001 par value, 1,000 shares authorized, issued, and outstanding at December 31, 2002		-
Additional paid-in-capital		104,205
Retained equity		919
Total Stockholder's Equity		105,124
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	107,779

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2002

REVENUE	
Commission income	$ 28,342
Interest	704
Total Revenue	29,046
EXPENSES	
Representative commissions	21,275
Fees and renewals	1,153
Other operating expenses	2,681
Total Expenses	25,109
Net Income	$ 3,937

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

| | Common Stock | | Additional Paid-In | Retained | Total Stockholder's |
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2001	1,000	$ -	$ 104,205	$ (3,018)	$ 101,187
Net income	-	-	-	3,937	3,937
Balance at December 31, 2002	1,000	$ -	$ 104,205	$ 919	$ 105,124

PARTNERVEST SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	3,937
Adjustments to reconcile net loss to cash used in operating activities:		
Changes in:		
Prepaid expenses		(6,141)
Accrued liabilities		2,655
NET CASH PROVIDED BY OPERATING ACTIVITIES		451
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in deposits with clearing organizations		(25,000)
NET INCREASE IN CASH		(24,549)
CASH - Beginning of year		101,187
End of year	$	76,638

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

A. Organization and Related Party Transactions

Partnervest Securities, Inc. (the Company), was incorporated in the State of Delaware on November 9, 1999. The Company is a wholly-owned subsidiary of Partnervest Financial Group, LLC (PVFG). The purpose of the Company is to perform broker-dealer services for independent financial professionals, financial institutions and investors. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. It does not hold customer funds nor safekeep customer securities.

The Company has an expense agreement with PVFG, the parent company of Partnervest Securities, Inc. The agreement calls for PVFG to provide certain administrative goods, services, and overhead to the Company. The agreement further states that PVFG not hold the Company liable in any way of the payment or reimbursement for administrative goods, services, or overhead provided by PVFG to the Company. All employees of the Company are also employees of PVFG and receive all payroll and benefits directly from PVFG. As such, the Company depends upon continued support from PVFG in order to continue as a going concern.

B. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ materially from those estimates.

C. Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

D. Income Taxes

The Company is a C corporation and files income tax returns for federal and state income tax purposes. Any income taxes are currently being paid by PFVG.

PARTNERVEST SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

E. <u>Regulatory Requirements</u>

As a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule) which requires the maintenance of minimum net capital equal to the greater of $5,000 or 12.5% of aggregate indebtedness, both as defined by the Rule. At December 31, 2002, the Company had net capital of $98,983, which was $93,983 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

PARTNERVEST SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

	Accounts From		
	Audited Financial Statements	Unaudited Focus Part II	Difference* Increase (Decrease)
Total Stockholder's Equity	$ 105,124	$ 98,983	$ 6,141 (1)
Deductions and/or Charges			
Non-allowable assets:			
Prepaid expenses	6,141	-	6,141 (1)
Net Capital Before Haircuts	98,983	98,983	-
Haircuts on Securities	-	-	-
Net Capital	$ 98,983	$ 98,983	$ -
Aggregate indebtedness:			
Items included in the statement of financial condition:			
Payable to brokers or dealers	$ 1,339	$ 1,339	$ -
Other accrued liabilities	1,316	1,316	-
Total aggregate indebtedness	$ 2,655	$ 2,655	$ -
Computation of basic net capital requirement:			
Net Capital	$ 98,983	$ 98,983	$ -
Minimum net capital required (12.5% of aggregate indebtedness or $5,000 whichever is greater)	(5,000)	(5,000)	-
Excess net Capital	$ 93,983	$ 93,983	$ -
Ratio: aggregate indebtedness to net capital	2.68%	2.68%	0.00%

Differences resulted primarily from the following audit adjustments for the year ended December 31, 2002

Adjustments to correct net income and stockholders' equity
(1) To reclassify the 2003 NASD CRD charges to prepaid expenses $ 6,141

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.

SUPPLEMENTAL STATEMENTS
December 31, 2002

STATEMENTS REGARDING RULE 15C3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under
paragraph (k)(2)(ii) of that Rule.

SCHEDULE OF RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION OF
THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 OR EXCLUSION
THEREFROM

None required. The registrant is excluded from this requirement.



CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

509 E. Montecito Street 2nd Floor. Santa Barbara. CA 93103, (805) 962-9175. Fax: (805) 962-8925.
www.mcgowan.com

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer Claiming
an Exemption from SEC Rule 15c3-3

To the Stockholder of
Partnervest Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of
Partnervest Securities, Inc. (the Company) for the year ended December 31, 2002, we considered its
internal control, including control activities for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on the financial statements and not to
provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a
study of the practices and procedures followed by the Company including tests of such practices and
procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic
computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11)
and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company
does not carry securities accounts for customers or perform custodial functions relating to customer
securities, we did not review the practices and procedures followed by the Company in any of the
following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of
        Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and
the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected benefits and related
costs of controls and of the practices and procedures referred to in the preceding paragraph and to
assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned
objectives. Two of the objectives of internal control and the practices and procedures are to provide
management with reasonable but not absolute assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized use or disposition and that transactions
are executed in accordance with management's authorization and recorded properly to permit
preparation of financial statements in accordance with accounting principles generally accepted in the
United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the
preceding paragraph.

To the Stockholder of
Partnervest Securities, Inc.
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGowan Guntermann

February 21, 2003